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May 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings
Registration Statement on Form S-4
Filed March 31, 2021
File No. 333-254935

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are writing to provide the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4 filed on March 31, 2021 (the “Registration Statement”), contained in the Staff’s letter dated April 19, 2021 (the “Comment Letter”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (the “Amended Registration Statement”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Risk Factors, page 52

1.

As it appears from your response to prior comment 5 that you will be a controlled company following the business combination, please add a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

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United States Securities and Exchange Commission

May 25, 2021

Response:

The Company respectfully advises the Staff that Bakkt Pubco does not intend to avail itself of the controlled company exemptions under the rules of the NYSE, the exchange on which Bakkt Pubco will trade following the Business Combination, because Bakkt Pubco will not qualify as a “controlled company” under the applicable rules of the NYSE, as there is no single person, entity or group that will hold more than 50% of the voting power for the election of directors.

As disclosed in the Amended Registration Statement (see, e.g., page 145), concurrently with the consummation of the Business Combination, Intercontinental Exchange Holdings, Inc. (“ICE”) and Bakkt Pubco will enter into a Voting Agreement, whereby ICE has agreed to limit its ability to freely vote its shares of Bakkt Pubco to a maximum of 30% at any time when ICE (together with its affiliates) beneficially owns greater than 50% of the total voting power of Bakkt Pubco. In that circumstance, to the extent ICE’s voting power exceeds 30% of the total voting power of all of the shares of Bakkt Pubco Common Stock that are issued and outstanding and entitled to be voted as of the relevant record date (such shares beneficially owned by ICE represented thereby, the “Excess Shares”) as of a record date for a stockholder vote or consent of the Bakkt Pubco (a “Stockholder Matter”), ICE will irrevocably appoint a proxy, designated by the Company Board, to vote the Excess Shares in the same percentages for and against such Stockholder Matter as votes were cast for and against such Stockholder Matter by all stockholders of Bakkt Pubco other than ICE. The form of Voting Agreement is included as Annex H of the proxy statement/prospectus. Additionally, the Company has updated the disclosure on page 68 of the Amended Registration Statement to clarify that ICE will beneficially own approximately 65% of Bakkt Pubco Common Stock, but ICE’s voting power in respect of Bakkt Pubco Common Stock is reduced to 30% pursuant to the Voting Agreement so long as it owns shares of Bakkt Pubco Common Stock representing more than 50% of the total voting power of Bakkt Pubco.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 210

2.

We note that Bakkt Pubco will acquire a controlling interest in Bakkt and will be the accounting acquirer. Please clarify how you considered that since Bakkt Equity Holders will retain control over Bakkt Pubco, the transaction would be subject to guidance for common control transactions. That is, the combination would lack substance. Please advise.

Response:

The Company respectfully advises the Staff that Bakkt’s management has determined that Bakkt Equity Holders will not retain control over Bakkt Pubco. It is anticipated that, following the closing of the Proposed Transaction, Bakkt Equity Holders (without taking into account any Public Shares held by Bakkt Equity Holders prior to the consummation of the Proposed Transaction or purchased in the PIPE Investment) are expected to own approximately 78% of the outstanding Bakkt Pubco Common Stock. The

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majority of Bakkt Equity Holders’ ownership will be held by ICE, which is expected to beneficially own approximately 65% of the Company’s voting stock; however, as stated in the response to comment 1 above, ICE has agreed to limit its voting power such that ICE will never control 50% or more of the voting power of the outstanding shares of Bakkt Pubco. Management of the Company therefore considered whether ICE would be required to consolidate Bakkt Pubco under the variable interest entity (“VIE”) or voting interest entity models and determined that consolidation of Bakkt Pubco by ICE would not be appropriate under either model based on the following analysis:

Consolidation under the VIE model

To determine if ICE would be required to consolidate Bakkt Pubco under the VIE model, Bakkt’s management considered ASC 810-10-25-38A, which requires the reporting entity to perform a qualitative assessment that focuses on whether the reporting entity has two characteristics, which are referred to as the “power criterion” and “economics criterion.” We concluded that ICE does not meet the power criterion, as there is no scenario where ICE would have unilateral control over the activities that most significantly affect Bakkt Pubco’s economic performance since (1) in accordance with Section 5.12 of the Merger Agreement, only one out of the nine members of the Board of Directors of Bakkt Pubco will be affiliated with ICE, and the majority of the Board of Directors of Bakkt Pubco must be independent directors not affiliated with ICE, and (2) ICE’s voting power will be limited to 30% of the total voting power outstanding at the time of any stockholder vote, so long as it owns shares of Bakkt Pubco Common Stock representing more than 50% of the total voting power of Bakkt Pubco pursuant to the Voting Agreement, as described on page 145 of the Amended Registration Statement. Bakkt’s management also considered whether the Sponsor is a related party or de facto agent in respect to ICE, as this could impact the power criterion analysis. However, it was determined that the Sponsor did not meet the definition of a related party pursuant to ASC 850 or a de facto agent pursuant to ASC 810-10-25-43. As an entity must meet both criteria in ASC 810-10-25-38A to be considered a VIE’s primary beneficiary, and ICE does not meet the power criterion.

Consolidation under the voting interest entity model

To determine whether ICE would be required to consolidate Bakkt Pubco under the voting interest entity model, Bakkt’s management considered that the usual condition for a controlling financial interest is ownership of a majority of the voting interest, and, therefore, as a general rule, ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity points toward consolidation. However, ICE does not meet the usual condition for a controlling financial interest in Bakkt Pubco as (1) ICE’s voting power will be limited to 30% of the total voting power outstanding at the time of any stockholder vote, so long as it owns shares of Bakkt Pubco Common Stock representing more than 50% of the total voting power of Bakkt Pubco pursuant to the Voting Agreement, as described on page 145 of the Amended Registration Statement, and (2) ICE does not unilaterally control the Board of Directors of Bakkt Pubco, as, in accordance with Section 5.12 of the Merger Agreement, only one out of the nine members of the Board of Directors of Bakkt Pubco will be affiliated with ICE, and the majority of the Board of Directors of Bakkt Pubco must be independent directors not affiliated with ICE. Further, Bakkt’s management considered ASC 810-10-15-8, which provides that “the power to control may also

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exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree,” and determined no arrangement exists between ICE and Bakkt Pubco which provides ICE with the power to control Bakkt Pubco.

Further in response to the Staff’s comment, the Company has revised its disclosures on pages 49 and 214 of the Amended Registration Statement to include the following language to address the limitation on the voting power of ICE and its affiliates:

“Bakkt Equity Holders will not hold a controlling interest in Bakkt Pubco or Bakkt Opco due to (1) the limitation imposed by the Voting Agreement on ICE and its affiliates’ voting power to 30% of the total voting power of all Bakkt Pubco Class A Shares and Bakkt Pubco Class V Shares that are issued and outstanding and entitled to vote as of the relevant record date so long as it owns shares of Bakkt Pubco Common Stock representing more than 50% of the total voting power of Bakkt Pubco, and (2) ICE and its affiliates do not unilaterally control the Board of Directors of Bakkt Pubco, as, in accordance with Section 5.12 of the Merger Agreement, only one out of the nine members of the Board of Directors of Bakkt Pubco will be affiliated with ICE, and the majority of the Board of Directors of Bakkt Pubco must be independent directors not affiliated with ICE. For additional information, see the section entitled “Voting Agreement” beginning on page 145 of this proxy statement/prospectus.”

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

3. Transaction Accounting Adjustments to Pro Forma Condensed Combined Balance Sheet, page 216

3.

You disclose in footnote (G) that there have been adjustments to historical mezzanine equity in Bakkt’s historical financial statements. Please revise footnote (G) to describe the exchange terms for the incentive units.

Response:

In response to the Staff’s comment, the Company has revised Note (G) on page 225 of the Amended Registration Statement to include the following language to describe the exchange terms for the incentive units:

“Bakkt Incentive Units will be converted into the right to receive a portion of the aggregate consideration of 208,200,000 Bakkt Opco Common Units and 208,200,000 Bakkt Pubco Class V Shares equal to the Aggregate Merger Consideration multiplied by the incentive unit holders’ pro rata percentage, determined by the aggregate number of incentive units held divided by the number of equity interests in Bakkt on a fully diluted basis. Pursuant to its authority under the Bakkt Plan, the plan administrator determined that, in accordance with the terms of the Bakkt Plan, the Bakkt Incentive Units would be treated, as to vesting, as if the Proposed Transaction were an IPO (as defined in the Bakkt Plan). The amount of

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Paired Interests that a holder of Bakkt Incentive Units will be entitled to receive at the Closing is based on the exchange ratio for the Bakkt Interests held by the Bakkt Equity Holders, equitably adjusted to give effect to the terms of such holders’ grants and the underlying threshold value applicable to a grant. Converted Bakkt Incentive Units are reflected in the pro forma noncontrolling interest in Note 3(H).”

Additionally, the Company refers the Staff to the discussion of the exchange terms for the Bakkt Incentive Units on pages 122-123 of the Amended Registration Statement.

4.

Please clarify why the non-controlling interest is classified as stockholder’s equity instead of mezzanine or temporary equity. We note your disclosure that “each Bakkt Opco Common Unit, when coupled with one Bakkt Pubco Class V Share may be exchanged for one Bakkt Pubco Class A Share or the Cash Amount in accordance with and subject to the terms of the Surviving Company LLC Agreement and the Exchange Agreement.” It appears that this equity may not be permanent since the Units can be exchanged for cash. See ASC 480-10-S99. Please describe the terms and the accounting analysis that supports your presentation.

Response:

The Company respectfully advises the Staff that the Non-controlling Interest (“NCI”) shares are not required to be classified outside of permanent equity.

To determine whether or not the NCI requires presentation outside of permanent equity, the Company considered the guidance at ASC 480-10-S99 and evaluated the redemption rights. ASC 480-10- S99-3A(6) requires the issuer to evaluate whether it has the ability to settle the instrument in its equity shares in accordance with the equity classification conditions in ASC 815-40-25. If the issuer could ever be forced to cash settle the feature (e.g., because of the lack of a share cap in the contract), the equity instrument should be classified as temporary equity even if the contract ostensibly requires or permits the issuer to settle in its equity shares. The Exchange Right entitles the holder to exchange Bakkt Opco Common Units and Bakkt Pubco Class V Shares (together referred to as “Paired Interests”) for Bakkt Pubco Class A Shares at an exchange ratio of 1:1, or the cash value as specified in the Exchange Agreement. The Company notes that the Bakkt Pubco Class A Shares are classified as permanent equity. However, while the Exchange Agreement provides that Paired Interests may be exchanged for cash, this only occurs at the election of Bakkt Pubco. Bakkt Pubco cannot be “forced” to exercise its cash settlement rights. Such right would require the exercise of the judgment of Bakkt Pubco management, acting under the authority or direction of its Board of Directors. As noted above, Bakkt Equity Holders do not have an ability to control the Board, as only one out of the nine members of the Board of Directors of Bakkt Pubco has been solely designated by Bakkt, and the majority of the Board of Directors of Bakkt Pubco must be independent directors not affiliated with ICE, in accordance with Section 5.12 of the Merger Agreement. Furthermore, as discussed in the response to comment 1 above, the Bakkt Equity Holders will not control 50% or more of the voting power of the outstanding shares of Bakkt Pubco Common Stock. Therefore, the cash election provision is outside of the control of the NCI holders.

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United States Securities and Exchange Commission

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In order to determine whether it is appropriate for the convertible shares to remain in permanent equity the Company considered the equity classification conditions in ASC 815-40-25-10 as follows:

•

Entity has sufficient authorized and unissued shares. The number of shares authorized and unissued is equal or greater than the number of shares of Bakkt Pubco would be required to provide if all equityholders of Bakkt Opco Common Units exercised their Exchange Rights.

•	Contract contains an explicit share limit. The Exchange Right is explicit in that it is a 1 for 1 conversion and each equityholder of Bakkt Opco owns a known number of shares.

•

No required cash payment (with the exception of penalty payments) if entity fails to timely file. This does not exist with the Exchange Right; it is entirely optional as to Bakkt Pubco and not within the Bakkt Equity Holder’s control.

•	No cash-settled top-off or make-whole provisions. This does not exist with the Exchange Right.

Based on this assessment, the Company has determined that Bakkt Pubco will be in control of all redemption rights, controls the choice of cash or share settlement, and meets the requirements of ASC 815-40-25-10. Therefore, in accordance with the guidance cited above, the NCI shares are not required to be classified outside of permanent equity.

Key factors affecting our performance, page 274

5.

We have reviewed your response to prior comment 9. Given that Bakkt and B2S Holdings appear to have engaged in operations, please tell us what operating metrics are regularly reviewed for Bakkt and B2S Holdings and what consideration was given to disclosing information about those metrics. Refer to Section III.B of SEC Release No. 33- 8350.

Response:

The Company respectfully advises the Staff that the Company has updated its disclosure to include information regarding the Bakkt’s partners on page 283 of the Amended Registration Statement in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bakkt—Key factors affecting our performance.” However, the Company also respectfully advises the Staff that while the Company and Bakkt’s management view Bakkt’s partnerships as a key factor affecting Bakkt’s performance, it does not view the number of Bakkt’s partners as a key operating metric. Rather, the Company has included this information in its Amended Registration Statement to give an indication to investors of the importance of Bakkt’s network of partners to the development of its user base and the potential of the Bakkt Pubco business model to generate transactions across its platform over time. The Company further advises the Staff that Bakkt management uses traditional measures reflected in the GAAP statement of operations to analyze and manage the business, including GAAP revenues, operating costs, operating loss, cash flows and EBITDA, among others.

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Bakkt is in the process of determining the performance metrics it may use to evaluate the business of Bakkt Pubco in the future. Such metrics may include, but are not limited to, number of users, cost of revenue, transaction volumes and activity, as well as the number of customers utilizing its custodial solution and financial metrics.

The Company respectfully advises the Staff that currently the Company’s management does not utilize any supplemental metrics for B2S Holdings, Inc. to help evaluate the Company’s performance. Subsequent to the combination of the operating companies of B2S Holdings, Inc. (such operating companies, collectively, “B2S”) with Bakkt’s operations in February 2020, Bakkt’s business was focused on completing the integration of the operations of B2S into Bakkt’s single operating business with commonality across products and operating infrastructure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bakkt

Our Corporate Structure, page 276

6.

We note your response to prior comment 14 and references to the disclosure on page F-40. It appears that based on that disclosure a supplemental discussion based on pro forma financial information is warranted, especially since Bakkt had negative revenues in 2019. Further, presenting and analyzing pro forma revenue and cost of revenue seems to be meaningful information in order to discuss the decrease in revenue as shown on your page F-40. The revenue discussed for 2020 is primarily that of Bridge2 Solutions. In light of these factors, explain in greater detail why this pro forma information is not material information to an investor. In addition, please explain why Bridge2 Solutions’ revenue of $30,774K included in Bakkt’s consolidated statements of operations from February 22, 2020 through December 31, 2020 is more than Bakkt’s reported revenue of $28,495K.

Response:

In response to the Staff’s comment, the Company has supplemented the Management’s Discussion and Analysis discussion on page 293 of the Amended Registration Statement based on the pro forma financial information giving effect to the acquisition by Bakkt of Bridge2 Solutions as if the companies were combined as of January 1, 2019. The discussion includes the pro forma revenue, contra-revenue and net loss.

The Company respectfully advises the Staff that the difference between Bridge2 Solutions’ revenue of $30,774,000 and Bakkt’s reported revenue of $28,495,000 is due to Bakkt’s contra-revenues exceeding the amount of legacy Bakkt gross revenue recognized for the year ended December 31, 2020. Bakkt’s contra-revenues are disclosed on page 294 in the Amended Registration Statement and are comprised of rebates, liquidity payments, exchange and clearing expenses and Class B warrant asset amortization. Below is a reconciliation of Bridge2 Solutions’ revenue included in Bakkt’s consolidated statements of operations from February 22, 2020 through December 31, 2020 to Bakkt’s reported revenue of $28,495 for the year ended December 31, 2020:

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Bridge2 Solutions revenue	$30,774
Legacy Bakkt gross revenue	2,198
Bakkt contra-revenues	(4,477)

Bakkt’s reported revenue	$28,495

Consolidated Statements of Operations, page F-24

7.

In your response to prior comments 17 and 20, you state that you apply the guidance in Rule 5-03 of Regulation S-X. However, this does not appear to be the case given that you further explain that you do not operate your business in a manner that allows costs to be distinguished between their nature and function and you continue to present your operating expenses by nature and function. Please explain how your presentation of “compensation and benefits” expense complies with Rule 5-03 of Regulation S-X when these expenses are not allocated across your other operating expenses. The amounts should be allocated on a reasonable basis in order to comply with the Rule.

Response:

The Company supplementally advises the Staff that as a non-reporting target providing financial statement disclosures under Item 17 of Form S-4, Bakkt is relying on the guidance provided in Section 2200.2 of the Division of Corporation Finance’s Financial Reporting Manual. Bakkt determined that it meets the criteria to qualify as a smaller reporting company (“SRC”) under Item 10(f) of Regulation S-K because its annual revenue is less than $100 million. As an SRC, Bakkt prepares its financial statements using Article 8 of Regulation S-X, which provides relief from the application of Rule 5-03. Bakkt’s management will reassess its SRC status at the end of the second quarter 2021 (the next annual determination date) and, based on the outcome of such assessment, may be required to comply with Rule 5-03 in future filings. However, in the event that Bakkt loses its SRC status, it will be required to apply non-scaled disclosure, including the application of Rule 5-03, which would occur no earlier than the first quarter of 2022. Furthermore, at this stage in its operations, Bakkt has limited costs of revenues as substantially all of Bakkt’s compensation costs are related to marketing and research and development that would be categorized primarily as selling, general and administrative expenses under the caption required by Rule 5-03. Therefore, the Company believes that separately reporting compensation and benefits expense provides investors with more granularity to assess Bakkt’s results. Therefore, the Company believes the information currently provided to investors and readers of Bakkt’s financial statements is an acceptable and useful presentation of Bakkt’s operating expenses as it provides the reader with disaggregated captions of expenses captured within Bakkt’s statement of operations and additional details regarding Bakkt’s expenses provided in its footnotes. The Company supplementally advises the Staff that this presentation also is consistent with the presentation of information used by Bakkt’s chief operating decision maker, management and Board of Directors.

The Company further advises the Staff that B2S Holdings also qualifies as an SRC under Item 10(f) of Regulation S-K because its annual revenue for the most recently completed fiscal year for which audited

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financial statements are available is less than $100 million. As an SRC, B2S Holdings’ financial statements were prepared using Article 8 of Regulation S-X, which provides relief from applying Rule 5-03. Therefore, the above analysis also applies to B2S Holdings’ financial statements as of and for the years ended December 31, 2019 and 2018, which are included in the Amended Registration Statement pursuant to Rule 3-05.

Bakkt Holdings, LLC

13. Fair Value Measurements, page F-57

8.

Your response to prior comment 19 states that “Bitcoin that Bakkt holds in a custodial capacity on behalf of its customers are not included in Bakkt’s consolidated balance sheets.” Please provide an analysis of whether you have legal and accounting control of the Bitcoin. That is, explain in greater detail why the Bitcoin is an off-balance sheet asset. See ASC 606-10-55-36 and 36A.

Response:

The Company advises the Staff that bitcoin held by Bakkt in a custodial capacity on behalf of its customers is specifically held by Bakkt Trust Company LLC (“Bakkt Trust”), a wholly-owned subsidiary of Bakkt that is a limited purpose trust company registered with the New York Department of Financial Services (“NYDFS”). As further detailed below, Bakkt Trust does not have legal and accounting control of this bitcoin. Therefore such assets are not recognized on Bakkt’s consolidated balance sheets.

From a legal perspective, Bakkt and its legal counsel considered direct and indirect case law, the Uniform Commercial Code in effect in the State of New York (“NYUCC”), the terms of the Digital Currency Warehouse Agreements between Bakkt Trust and its customers, and the capacity in which Bakkt Trust acts under those agreements, to conclude that legal ownership of the bitcoin lies with the customer and not with Bakkt Trust. Bakkt’s legal analysis further concluded that the customer bitcoin should not be subject to claims of general creditors of Bakkt Trust. Specifically, the terms of the Digital Currency Warehouse Agreement between Bakkt Trust and its customers provides that Bakkt Trust is acting as a securities intermediary under the NYUCC and as a bailee with respect to the deposited bitcoin. That agreement also provides that Bakkt Trust has right of possession only, not title or ownership, with a duty to treat the bitcoin as property of the customer. Viewed as securities accounts subject to the NYUCC or a bailment relationship, these accounts, and bitcoin held therein, would not legally be considered assets of Bakkt Trust. Further, under the New York Banking Law (“NYBL”), which is applicable to Bakkt Trust, Bakkt Trust cannot lend or rehypothecate the bitcoin it holds in custody, and the bitcoin in these accounts would not be part of Bakkt Trust’s insolvency estate or made available to general creditors in the event of Bakkt Trust’s insolvency under the NYBL.

The Company advises the Staff that, from an accounting perspective, Bakkt acknowledges that there are no authoritative generally accepted accounting principles in the United States (“US GAAP”) on control of customer digital assets. Therefore, Bakkt considered by analogy the definition of an asset in FASB Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements, the concept of

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control in ASC 606-10-25-25, and factors included in nonauthoritative guidance in the AICPA’s Digital Assets Working Group Accounting for and Auditing of Digital Assets Practice Aid (“AICPA Guide”), specifically Q&A 10. Based on this analysis, Bakkt concluded that the customer bitcoin is not an asset of Bakkt. Bakkt does not have control of the customer bitcoin, and therefore the customer bitcoin is not recognized in Bakkt’s consolidated balance sheets. Factors that support this conclusion include the following, which are based on specific provisions in the Agreement with the customers:

•

The customer bitcoin does not hold a future economic benefit to Bakkt Trust based on past transactions or events, as Bakkt has no right to transact with the bitcoin and Bakkt does not receive any future economic benefit from those assets (i.e., asset appreciation).

•	Legal ownership does not pass to Bakkt Trust when a customer deposits digital assets through Bakkt Trust’s services. Rather, title, interest and ownership remain with the customer.

•	Bakkt Trust may not use the customer bitcoin in any circumstance (i.e. provide services, settle expenses, sell, exchange, or pledge, etc.)

•	Bakkt Trust cannot direct the use of the customer bitcoin as any and all transactions require customer authorization.

•

Customers may withdraw its bitcoin from Bakkt Trust’s services through an external transfer at any time and for any reason. While the Company may enforce a delay in the withdrawal, these limits are solely for preventing fraud and are for the customer’s protection and benefit and can be resolved through additional verification procedures.

•	Bakkt Trust cannot prevent its customers from directing the use of or obtaining substantially all the remaining benefits of the bitcoin.

With respect to the consideration in ASC 606-10-55-36 and 36A, the Company concluded that Bakkt Trust is: (1) the principal in providing standalone custodial services to institutional customers and select individual customers in exchange for consideration, and (2) the agent in trading bitcoin futures and options contracts on behalf of its customers.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

WHITE & CASE LLP